14 August 2002
Number: 51/02

BHP BILLITON ISSUES ALUMINIUM CUSTOMER SECTOR GROUP SUPPLEMENTARY INFORMATION

BHP Billiton today posted amended supplementary information relating to its full year results for the year ended 30 June 2002 to its website at BHPBilliton.com.

The amended information relates to the Aluminium Customer Sector Group ('CSG') and is recorded on page 2 of the supplementary information. A copy is attached to this press release for reference. The amendments cover the breakdown of turnover, EBITDA and EBIT in the 2002 year between the components of the Aluminium CSG together with an amendment to the split between sustaining and growth capital expenditure. The Aluminium CSG totals for turnover, EBITDA, EBIT and capital expenditure, and all other figures previously reported for depreciation & amortisation, net operating assets and exploration are unchanged.

As a result of these amendments, the table titled 'Trading activities included above: Turnover' in note 3 to the Preliminary Profits Announcement of 7 August titled, 'Segmental analysis by business', will also change. A copy is attached to this press release for reference. The amendment relates to the turnover of the Aluminium CSG in this table that in turn will affect the total figure for this table.

The change between growth and sustaining capital expenditure for the Aluminium CSG will result in a change to the group total numbers from US$ 1,962 million growth and US$ 859 million sustaining to US$ 1930 million growth and US$ 891 million sustaining. Total capital expenditure for the group of US$ 2,821 million remains unchanged.

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Further news and information can be found on our Internet site: http://www.bhpbilliton.com/

Australia Andrew Nairn, Investor Relations Tel: + 61 3 9609 3952 Mobile: +61 408 313 259 email: Andrew.W.Nairn@bhpbilliton.com	United Kingdom Mark Lidiard, Investor and Media Relations Tel: +44 207 747 3956 email: Mark.Lidiard@bhpbilliton.com
Mandy Frostick, Media Relations Tel: +61 3 9609 4157 Mobile: +61 419 546 245 email: Mandy.J.Frostick@bhpbilliton.com	United States Francis McAllister, Investor Relations Tel: +1 713 961 8625 Mobile: +1 713 480 3699 email: Francis.R.McAllister@bhpbilliton.com
South Africa Michael Campbell, Investor & Media Relations Tel: +27 11 376 3360 Mobile: +27 82 458 2587 email: Michael.J.Campbell@bhpbilliton.com

Customer Sector Group Results - Full Year Comparison

	ALUMINIUM

	Year ended 30 June 2002
		US$ Million
					Depn &			Net Operating				Exploration	Exploration
		Turnover	EBITDA	(1)	amortisation	EBIT	(2)	assets	(3)	Capex	(4) (5)	gross	to profit
	Alumina	661	278		106	172		2 210		37
	Aluminium	1 396	435		128	307		2 517		254
	Intra-divisional adjustment	(206)	-		-	-		-		-
	Third party products	1 006	13		-	13		-		-
	Total	2 857	726		234	492		4 727		291		-	-

	Year ended 30 June 2001
		US$ Million
					Depn &			Net Operating				Exploration	Exploration
		Turnover	EBITDA	(1)	amortisation	EBIT	(2)	assets	(3)	Capex	(5)	gross	to profit
	Alumina	520	260		72	188		2 190		1 525
	Aluminium	1 566	447		126	321		2 540		110
	Intra-divisional adjustment	(129)	-		-	-		-		-
	Third party products	1 014	14		-	14		-		-
	Total	2 971	721		198	523		4 730		1 635		1	1

(1)	EBITDA is earnings before net interest, taxation, and depreciation and amortisation.
(2)	EBIT is earnings before net interest and taxation (excluding exceptional items).
(3)	Net operating assets comprises all assets and liabilities with the exception of balances related to net debt, taxation and dividends.
(4)	Capex in aggregate comprises US$230 million growth and US$61 million sustaining.
(5)	Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.

	Production ('000 tonnes)				2002	2001		Change %
	Alumina				3 942	2 938		34.2
	Aluminium				992	984		0.8

NOTES TO THE ACCOUNTS

3. Segmental analysis by business (Extract)	Year ended	Year ended
	30 June 2002	30 June 2001
	US$M	US$M
Trading activities included above
Turnover
Aluminium	1 006	1 014
Base metals	24	13
Carbon steel materials	22	40
Stainless steel materials	9	6
Energy coal	108	100
Diamonds and specialty products	823	797
Petroleum	-	-
Steel	-	-
Group and unallocated items	-	-

	1 992	1 970

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